July 28, 2011

Mr. Michael R. Clampitt

Senior Counsel

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Macon Financial Corp.

Registration Statement on Form S-1

Filed June 10, 2011

File No. 333-174826

Dear Mr. Clampitt:

On behalf of Macon Financial Corp. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from the Registration Statement on Form S-1 initially filed by the Company on June 10, 2011.

The Amended Registration Statement is filed in response to the staff’s comment letter dated July 6, 2011. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and, where applicable, have indicated where the Registration Statement has been revised in response to the comments.

Summary, page 1

Recent Operating Challenges and Losses, page 2

1.	Revise the third paragraph regarding the MOU to indicate the discussion is of the material points of the Memorandum and use bullet points for each material item. In addition, disclose that the fuller discussion and actions taken to date by the company to comply are located at the page reference made.

Response: The third paragraph has been revised in response to this comment.

How We Determined the Offering Range – page 6

2.	Disclose the Board’s role in determining the offering range and price and how the Board considered the substantial discount to book value of the offering price and the substantial discount off the peer group pricing ratios.

Mr. Michael R. Clampitt

July 28, 2011

Response: Additional narrative has been added to this section in response to this comment.

How We Intend to Use the Proceeds From the Offering, page 11

3.	Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning investments, dividends, share repurchases or other specific uses. Disclose if there are any plans, agreements or understanding to make any acquisitions or material dispositions. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Response: Additional narrative has been added to this section in response to this comment.

Benefits to Management and Potential Dilution to Shareholders…, page 12

4.	To the extent practicable, clarify and quantify the dilutive and financial impact of these plans and agreements on the financial condition and profitability of Macon.

Response: Additional narrative has been added to this section to further clarify the dilutive and financial impact of any stock-based benefit plans and agreements on the financial condition and profitability of the Company. However, the Company has not yet determined the number of shares to be reserved for issuance under any stock-based benefit plans; and therefore cannot reasonably estimate the dilutive and financial impact of such plans on its financial condition and profitability.

5.	Please clarify the connection between the contemplated stock-based benefit plans and increased compensation costs.

Response: Additional narrative has been added to this section to clarify the connection between the contemplated stock-based benefit plans and increased compensation costs.

Risk Factors, page 13

Bancorp has outstanding subordinated debentures…, page 22

6.	Revise to disclose the annual interest expense at the holding company and the accrued and unpaid interest as of the most recent practicable date.

Response: This risk factor has been revised to disclose the quarterly and annual interest expense and the accrued and unpaid interest at the end of the most recent quarter.

Mr. Michael R. Clampitt

July 28, 2011

Market for the Common Stock, page 27

7.	Please advise us of the status of your application for trading on the NASDAQ Global Market.

Response: The application was accepted for submission on July 17, 2011. The Company has reserved the symbol “MACN.”

Pro Forma Data, page 28

8.	We note you have chosen to use a five-year U.S. Treasury Note yield in calculating your pro forma consolidated net income for the three months ended March 31, 2011 and for the year ended December 31, 2010. Please tell us why you believe using this rate was more appropriate than using a one-year U.S. Treasury Note yield. We also note you used the March 31, 2011 yield both at March 31, 2011 and at December 31, 2010. Please tell us why you believe it is appropriate to use a March 31, 2011 U.S. Treasury Note yield in determining pro forma net income for the year ending December 31, 2010.

Response: As of March 31, 2011, the yields on the five-year and one-year Treasury Notes were 2.24% and 0.30%, respectively. The Company intends to use the net offering proceeds to invest in securities, fund new loans, repay borrowings and pay dividends, deferred dividends and interest on its trust preferred securities. In estimating the income earned on these investments, the Company viewed the five-year Treasury Note yield (2.24%) as representing a more realistic yield on its investment than the one-year Treasury Note yield (0.30%).

The March 31, 2011 Treasury Note yield was used for both pro forma periods since it is a more current rate compared to the December 31, 2010 Treasury Note yield. The use of one rate for both the three months ended March 31, 2011 and the year ended December 31, 2010 provides consistency to the pro forma assumptions applied during both periods in support of evaluating the Company’s pro forma earnings for the three months ended March 31, 2011 and the year ended December 31, 2010.

Management’s Discussion and Analysis, page 31

Balance Sheet Analysis: March 31, 2011 compared to December 31, 2010, page 38

Loans, page 38

9.	Revise to disclose at March 31, 2011 and December 31, 2010, the aggregate amount of loans that are considered current, but have had their terms extended or rates lowered and are not counted as troubled debt restructurings.

Mr. Michael R. Clampitt

July 28, 2011

Response: Additional disclosure has been provided on page 54 in response to this comment. The additional disclosure provides details of loans modified since January 1, 2008, not classified as TDRs. Prior to March 31, 2010 the Company manually recorded and tracked loan modifications not classified as TDRs. Prior to January 1, 2008, very few loan modifications were made other than for competitive reasons in order to retain the borrower’s business following a change in market interest rates. In collecting data to respond to this comment, for the period between January 1, 2008 and March 31, 2011, the Company identified 600 modified loans, not classified as TDRs. The Company believes that disclosure of loans modified since January 1, 2008, not classified as TDRs is meaningful.

Non-performing Assets, page 39

10.	We note that you had troubled debt restructurings (“TDRs”) of $14.0 million and $15.1 million as of December 31, 2010 and March 31, 2011. Given the significance of your TDRs, please amend your filing to disclose the following:

•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;

•	Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

Response: At March 31, 2011 and December 31, 2010, the Company had TDRs still accruing in the amounts of $14.0 million and $15.1 million, respectively. Non-accruing TDRs are included within non-accrual loans and totaled $12.7 million at March 31, 2011 and $10.2 million at December 31, 2010. Page 53 has been revised to clarify this distinction and provide additional disclosure.

We revised the section headed “Troubled Debt Restructurings (TDRs)”, beginning on page 47, and the section headed “Non-performing Assets” beginning on page 52 in response to these comments.

11.	Please revise to disclose whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Response: Additional disclosure has been provided on page 47, and the new section headed “Other Loan Modifications” beginning on page 53, in response to this comment. As discussed in the response to item 9, above, the additional disclosure provides details of loans modified since January 1, 2008, not classified as

Mr. Michael R. Clampitt

July 28, 2011

TDRs. Prior to March 31, 2010 the Company manually recorded and tracked loan modifications not classified as TDRs. Prior to January 1, 2008, very few loan modifications were made other than for competitive reasons in order to retain the borrower’s business following a change in market interest rates. In collecting data to respond to this comment, for the period between January 1, 2008 and March 31, 2011, the Company identified 600 modified loans, not classified as TDRs. The Company believes that disclosure of loans modified since January 1, 2008, not classified as TDRs is meaningful.

Allowance for Loan Losses, page 40

12.	On page 42, we note your disclosure stating that in the fourth quarter of 2010 you began conducting appraisals on a more frequent basis and that updated appraisals were received during the quarter ending March 31, 2011. Please revise to state the rationale for the change and quantification of the impact on the provision for loan losses. You may refer to ASC Paragraph 310-10-50-11B(a)(3). As part of your response, please tell us why you believe your policy prior to the fourth quarter of 2010 resulted in timely receipt of appraisals, recognition of appropriate periodic loan loss provisions and any related loan loss charge-offs within your overall allowance for loan losses. Please tell us how the change in policy impacted your determination that your overall allowance for loan losses was appropriate for the last two fiscal years ended and the interim period ended in 2011. Please specifically explain whether or not you considered restating any historical components of your overall total allowance for loan loss balances or other previously reported financial information once you began conducting appraisals on a more frequent basis or providing a prospective catch-up adjustment in a more recent financial statement period, if applicable.

Response: On December 2, 2010, the banking regulators issued the Interagency Appraisal and Evaluation Guidelines. These Guidelines permit banks to perform and rely upon evaluations in lieu of appraisals for certain qualifying transactions, so long as the evaluations are conducted in accordance with the Guidelines. The Company interpreted the Guidelines as indicating that the regulators favored appraisals over evaluations. Accordingly, notwithstanding that the Guidelines permit banks to continue to rely on evaluations, the Company chose to revise its practice on valuation methods so as to reduce its use of evaluations and increase its use of appraisals. This change requires the Company to obtain appraisals for certain transactions that otherwise qualify for, and previously used, evaluations, i.e. the Company changed its practice with the effect “that appraisals be conducted on a more frequent basis.” The Company implemented this change during the fourth quarter, 2010. In implementing this change, appraisals were instructed regardless of how recently evaluations had been obtained. As a consequence, there was an increase in the number of appraisals received by the Bank during the first quarter, 2011. These appraisals reflected the continued downward trend in real estate

Mr. Michael R. Clampitt

July 28, 2011

values, and, in those cases where the new appraisals reflected lower property values, this resulted in loan write-downs and additions to the allowance for loan losses.

Of the 78 appraisals received by the Company during the first quarter, 2011 on loans for general loan administrative purposes, having an aggregate market value of $30.1 million, prior to the practice change 53 of those loans, having an aggregate market value of $6.7 million, would have been considered suitable for receiving evaluations in lieu of appraisals. The average market value of these 53 appraisals ordered in lieu of evaluations is $126,000. By contrast, the average market value of the other 25 appraisals received during this period was $936,000.

The Company has not observed any identifiable difference between the valuations received using the appraisal method as compared to the valuations received using the evaluation method. To the extent that these changes have affected the Company’s provision for loan losses, the Company considers that this is attributable to the method by which the Company implemented its change in practice, rather than the change itself, i.e. obtaining appraisals for certain transactions in advance of the otherwise scheduled date for obtaining updated evaluations. The Company has quantified the impact of the change as being responsible for approximately $100,000 of the increased provision for loan losses during the first quarter, 2011. Because of the de minimus impact of this change, the Company has revised this section on page 58 to remove the reference to this change.

As described above, the change in practice has had only a temporary and immaterial effect on the Company’s loan loss provisions, and has otherwise not affected the Company’s prior recognition of loan loss provisions and any related loan charge-offs or its overall allowance for loan losses. Accordingly, the Company determined that it was not necessary to restate any historical components of its overall total allowance for loan loss balances or other previously reported financial information following the practice change, nor provide a prospective catch-up adjustment in a more recent financial statement period.

Notwithstanding the immaterial effect of the Company’s change in its valuation practices, additional disclosure has been provided on pages 48 and 58 describing the change and the number and aggregate market value of additional appraisals received during the first quarter, 2011.

13.

As a related matter, we note that you began recording partial charge-offs on loans in late 2010. Please address how partially charged-off loans for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as non-performing. Also, please explain what circumstances led you to recording partial charge-

Mr. Michael R. Clampitt

July 28, 2011

offs late in 2010 and why you did not record partial charge- offs previously. Clarify if you only recorded full charge-offs previously and explain to us why you believe your policies are appropriate. Please also specifically explain whether or not you considered restating any historical components of your overall total allowance for loan loss balances or other previously reported financial information once you began recording partial charge-offs on loans in late 2010 or providing a prospective catch-up adjustment in a more recent financial statement period, if applicable.

Response: Additional disclosure has been provided on pages 71 and 72 in response to this comment.

Since late 2010, impairment charges on other construction and land loans and residential construction loans have been applied directly against each loan as a partial charge-off. The impairment charges represent the appraised value less typical selling expenses and closing costs, as well as anticipated holding costs specific to the property. However, the Company continues to carry specific reserves on certain loans within these two loan categories when it is actively pursuing the discounted sale of the loan or the collateral in an effort to liquidate the asset prior to commencing the foreclosure process. For specific impairments of all other loan categories, the Company continues to record impairment charges to its allowance and, specifically, to its impaired loan allowance. Those amounts are taken as charges against the specific loans once foreclosure, redemption or other resolution occurs.

The remaining recorded balances of partially charged-off loans are classified as impaired and remain classified as non-accrual loans. Payments received by the Company are applied as a direct reduction to the remaining outstanding loan balances. Any payment received in excess of the net balance after charge-off is recorded as a recovery of the charged-off amount through the Company’s allowance.

Partially charged-off loans are recorded as non-accrual loans except as follows: First, while the Company has never done so, its policy allows for the net balance after charge-off to return to accrual status if the borrower demonstrates its ability to repay by timely paying at least six consecutive months of amortizing payments at not less than market terms. Second, beginning in 2011, the Company has restructured loans using an “A/B” note process by which the “B” note is charged-off. The “A” note may be returned to performing status if the borrower demonstrates its ability to repay by timely paying at least six consecutive months of amortizing payments at not less than market terms. Through March 31, 2011, the Company restructured two notes with resulting “A” notes totaling $0.3 million and “B” notes, which have all been charged off, totaling $0.1 million. Through July 22, 2011 the Company has restructured six notes with resulting “A” notes totaling $1.3 million and “B” notes, which have all been charged off, totaling $0.6 million. Through July 22, 2011, all of the “A” notes have been restructured at market rates and are all categorized as non-accrual. Principal payments on four of these

Mr. Michael R. Clampitt

July 28, 2011

“A” loans have commenced and are current, and principal payments on two of these loans are scheduled to commence on August 1, 2011.This policy is in compliance with applicable bank regulatory guidance.

In 2010, the Company began charging off a portion of collateral-dependent impaired loans deemed to be loss based upon further guidance from bank regulatory agencies regarding their preferred treatment of these loans and their related allowances. Prior to the issuance of this guidance, the Company only recorded full charge-offs once a loan was classified as “doubtful” or “loss”. Up until the time that a loan was downgraded to “doubtful” or “loss”, any specific reserve amount was recorded in the allowance in accordance with FAS 114 and, in the case of homogenous loans, was recorded within the Company’s FAS 5 model which determined the allowance based on its loan type and risk classification. The Company believes that regardless of when actual charge-offs are recorded, the net value of its loans were and continue to be appropriate within GAAP.

The Company did not find that a restatement of any historical components resulted in a material change that warranted restatement of its allowance. The Company analyzed the effects of the increased charge-offs related to other construction and land loans and residential construction loans and found that the increase in the historical components of its FAS 5 allowance from the time of the initial impairment charge to the time those loans were charged off in late 2010, would have increased its provision expense by $60,000 during the year ended December 31, 2010.

14.	You also state you revised your policy to raise your minimum acceptable appraisal standards. Please clarify by clearly defining this term both before and after the change in policy.

Response: The phrase “minimum acceptable appraisal standards” has been removed from the Registration Statement. The term “minimum acceptable appraisal standards” was used to refer to the Company’s minimum standards for conducting evaluations and appraisals, as provided for in the Company’s policy on valuation methods. Reference is made to the detailed description of the change in the Company’s practice on methods used to value real estate collateral in the response to item 12, above.

Prior to the change in the Company’s practice, its “minimum acceptable appraisal standards” permitted the use of broker price opinions and internal evaluations to update values used in its impairment analysis of adversely classified loans, as well as for renewals of (i) matured loans equal to or less than $250,000 and (ii) qualifying business loans equal to or less than $1 million. As discussed in the response to item 12, above, the Company chose to change its practice on valuation methods, and in turn its “minimum

Mr. Michael R. Clampitt

July 28, 2011

acceptable appraisal standards,” so as to reduce its use of evaluations and increase its use of appraisals. Following the change, the Company’s “minimum acceptable appraisal standards” are such that the Company’s use of evaluations for updating values of impaired loans has been limited to situations where market data (e.g. multiple listing service (MLS) data) is readily available or the Company recently liquidated a comparable property in close proximity to the subject real estate. Further, following the change in practice, appraisals are required for all renewals.

15.	In order for us to clearly understand all of your appraisal policies and the impact the policy changes had on your financial statements, please amend your filing to disclose the following:

•

When the company does not have a new appraisal on file, describe the procedures you perform to determine whether the assumptions reflected in the original appraisals are reflective of current market conditions, particularly for those appraisals that are more than a year old;

•

Please describe the procedures performed to determine the fair value of collateral-dependent impaired loans as of each balance sheet date presented. In determining the fair value, please address whether you make adjustments to original appraisals to take into consideration current market conditions. If so, describe the types of adjustments made. Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model. Clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments; and

•

Please address the procedures performed while awaiting receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately as of each period end date.

Response: Additional disclosure has been made on page 48 below the heading “Impaired loans” and on page 58 in response to this comment. Reference is also made to the detailed description of the change in the Company’s practice on valuation methods in the response to item 12, above.

16.

We note the deterioration in the credit quality of your loan portfolio as evidenced by the significant increase in non-performing loans from $43.7 million to $75.6 million and to $73.2 million as of December 31, 2009, December 31, 2010, and March 31, 2011 respectively, and your total non-performing loans to total loans from 5.64% to 10.53% and to 10.59% for the comparable dates. However, we note your allowance for loan losses to total non-performing loans was only 40.67%, 22.75% and 28.52% for the

Mr. Michael R. Clampitt

July 28, 2011

comparable periods. Further, we note that the net charge-offs associated with your allowance for loan losses were $17.2 million and $19.5 million as of December 31, 2009 and December 31, 2010, respectively, which exceeded your allowance for loan loss beginning balances of $13.2 million and $17.8 million as of January 1, 2009 and January 1, 2010, respectively. In light of these facts, please tell us why you believe your allowance for loan losses was appropriate as of December 31, 2009, December 31, 2010, and March 31, 2011. In your response, please provide persuasive evidence which will support the judgments and determinations you made and how and why these were consistently applied in accordance with your allowance for loan losses methodology under GAAP for the periods noted above. We may have additional comments upon receipt and review of your response.

Response: The Company considers that its coverage ratio is an important, but inconclusive, metric by which to determine whether its reserves are appropriate. The Company has strived over the last three years to continually develop a comprehensive allowance for loan loss model that is sound and in accordance with GAAP. The Company’s allowance is based on (i) a FAS 5 analysis, which considers historical loss ratios by property type and environmental factors; and (ii) a FAS 114 analysis, which values individually impaired loans based on current appraised values less selling and carrying costs, economic conditions and other factors. In addition, the Company’s FAS 5 reserves contain a separate element for reserves on classified loans which are not impaired, but attempts to capture the higher level of risk that has been identified in these loans. Continued declines in both real estate values and continued economic weakness beyond the best estimates and supportable data at the time of these assessments have contributed to the continued losses and charge-offs which exceeded beginning of the year loan loss allowances. In 2009, the Company began to divest itself of one-to four-family residential construction and other construction and land loans (“ADC”). These loans carry accelerated risk due to market speculation and debtors’ willingness to default on these type of properties while protecting other assets such as private homes. Over the past few years, ADC market values have declined sharply and have performed poorly compared to other property types. The Company decreased ADC balances by $52.1 million (23.7%) between December 31, 2009 and December 31, 2010. ADC balances decreased by an additional $12.6 million (7.5%) between December 31, 2010 and March 31, 2011. By comparison, all other loans decreased $4.3 million (0.8%) between December 31, 2009 and December 31, 2010, and $14.6 million (2.7%) between December 31, 2010 and March 31, 2011. As a result of the economic recession, liquidation prices on ADC loans have been at substantial discounts to the Company’s investment. Net charge-offs of $19.5 million in 2010 included $4.6 million in ADC partial loan charge-offs, compared to no partial charge-offs on ADC loans being taken in prior years. The Company processed partial charge-offs of $4.6 million on ADC during the fourth quarter of 2010. These partial charge-offs decreased the reserve accordingly for the related impaired loans. Had the Company followed the prior year’s practice, its

Mr. Michael R. Clampitt

July 28, 2011

net charge-offs in 2010 from these transactions alone would have been $14.9 million. Charge-offs for 2009 were in excess of the year end 2008 allowance amount due to the significant downturn experienced within the Company’s markets during that year. While the Company’s year end 2008 allowance was significantly increased over the prior year in relation to what was being seen in other areas of the Southeast, such as the coastal markets of the Carolinas, and Florida, it was not until 2009 that the Company witnessed the first wave of the downturn in its markets.

Below is a chart that shows by quarter, the movement in the Company’s reserves since December 31, 2009, which the Company believes is directionally consistent with the deterioration within its loan portfolio. The Company’s FAS 5 reserves increased at the end of 2009 and early 2010, but leveled off in mid-2010 in response to what appeared to be a stabilization in the economy at that time. However, later in 2010, as the economy and real estate values within the Company’s markets began to further deteriorate, the Company moved its level of reserves up accordingly. In regards to FAS 114 reserves, the decline in the fourth quarter of 2010 can be observed, which corresponds with when the Company began partially charging-off collateral dependent impaired loans.

	3/31/2011	12/31/2010	9/30/2010	6/30/2010	3/31/2010	12/31/2009
Impaired loans	$53,121,302	$52,822,193	$69,560,083	$59,302,867	$49,753,111	$47,530,715
Allowance on impaired loans	7,440,973	4,926,367	8,750,612	8,270,948	6,081,403	7,188,902
Non impaired loans (FAS 5)	641,455,534	668,234,924	681,973,889	697,792,288	716,132,553	728,327,046
Allowance on Non impaired loans	13,423,035	12,268,194	11,257,657	11,450,230	12,176,551	10,582,818
Total Allowance	20,864,008	17,194,561	20,008,269	19,721,178	18,257,954	17,771,720
Total Loans	694,576,836	721,057,117	751,533,972	757,095,155	765,885,664	775,857,761
ALLR to total loans	3.00%	2.39%	2.66%	2.61%	2.38%	2.29%
ALLR on FAS 5 loans	2.09%	1.84%	1.65%	1.64%	1.70%	1.45%
ALLR on Impaired Loans	14.01%	9.33%	12.58%	13.95%	12.22%	15.13%

The speed of defaults over the last two years has led to a number of mid-year defaults having been resolved fully before year end. At the end of 2008 the severity of the deterioration in the housing market was not yet apparent, evidenced by the appraisals and evaluations being received on loans that were non-performing, the majority of which were other construction and land loans. During 2009, it became more evident that collateral values were falling, at which time the Company increased its level of FAS 5 and FAS 114 loans. In late 2009 and early 2010, both the Company’s loan portfolio performance and future expectations for the local real estate markets appeared to be stabilizing, similar to the broader economy’s signs of recovery. However, as 2010 progressed, the Company began to experience a further deterioration in loan performance and collateral values, and a corresponding increase in its level of charge-offs. Of the

Mr. Michael R. Clampitt

July 28, 2011

$19.5 million in charge-offs that were taken in 2010, $13.5 million occurred in the second half of the year, after this further deterioration began to materialize.

Balance Sheet Analysis: December 31, 2010 and December 31, 2009, page 44

Non-performing assets, page 46

17.	We further note that during 2010, “the Bank intensified its practice of manually reviewing problem loans less than 90 days past due, and placing those loans on non-accrual status, where the recognition of interest income is considered doubtful.” Please clarify to us the details of your policy for reviewing problem loans less than 90 days past due prior to the change in policy and tell us why you believe your old policy was appropriate during such time and in accordance with GAAP. Further, please revise to state the rationale for the change and quantification of the impact on the provision for loan losses, in accordance with ASC Paragraph 310-10-50-11B(a)(3). As part of your response, please address why you believe your periodic loan loss provisions and your overall allowance for loan losses were appropriate for the last two fiscal years ended and the interim period ended in 2011. Please specifically explain whether or not you considered restating any historical components of your overall total allowance for loan loss balances or other previously reported financial information once you began conducting appraisals on a more frequent basis or providing a prospective catch-up adjustment in a more recent financial statement period, if applicable.

Response: Additional disclosure has been made on page 69 in response to this comment. The Company considers changes to its practices a refinement of existing acceptable practices and a response to continued real estate market declines and not a correction of less than acceptable standards of problem loan recognition. The Company’s policy for reducing problem loans over the previous two years was primarily resource driven with the need for more personnel focused on special assets and loan monitoring. For the periods ended March 31, 2011, December 31, 2010, December 31, 2009, and December 31, 2008 the Company’s total loans on non accrual status that were 30-89 days past due were $9.3 million, $13.2 million, $1.7 million and $16.2 million, respectively. These amounts represented 16, 20, 5 and 3 different loan relationships for the same four periods, respectively. While the Company intensified its efforts during 2010 to recognize and account for problem loans 30-89 days past due, it also recognized 30-89 days past due problem loans in a manner consistent with GAAP prior to 2010. The most significant change resulting from this intensified collection practice is the more timely identification of problem loans.

The Company has accelerated the collection process so that it starts when a loan becomes 15 days past due, and generally sends demand letters when a loan reaches 45

Mr. Michael R. Clampitt

July 28, 2011

days past due. By contrast, previously the Company started the collection process once a loan became 30 days past due, and demand letters were sent at varying intervals, often later than 45 days past due. Also, management now holds weekly meetings with the Collections and Special Assets departments, where status reports are given on every loan past due 45 days or more. When a borrower demonstrates an inability or an unwillingness to continue to make payments the Company now begins the foreclosure process before the loan is 90 days past due and places the loan on non-accrual status at that time.

There has not been a change in the Company’s accounting policy as it pertains to treatment of non-accrual loans, but rather its enhanced loan administration procedures enable it to identify problem assets more quickly. The Company considers that its accounting practices, both current and in the past, have been in accordance with GAAP. It believes that by strengthening the controls within this area by increasing the resources focused on problem loan detection and valuation, the accuracy of the allowance process has been improved during this economic downturn.

Allocation of Allowance for Loan Losses, page 48

18.	We note your discussion of your coverage ratios as of December 31, 2008, 2009 and 2010. We specifically note your discussion explaining why your coverage ratio reached a high of 40.67% as of December 31, 2009. Please continue your discussion of your coverage ratios by explaining why your ratios decreased to 22.75% as of December 31, 2010 and to 28.52% as of March 31, 2011.

Response: Additional disclosure has been made on page 72 in response to this comment.

Our Business, page 58

Lending Activities, page 60

19.	We note your disclosure on page 61 stating that you offer “special programs for first-time home purchasers and low- and moderate- income home purchasers.” Please revise to include a more detailed description of the special program you offer and when this program began as well any guarantees or other support provided by any local, state or federal governmental body, if applicable.

Response: Additional disclosure has been made on page 93 in response to this comment.

Share pricing and Number of shares…, page 91

20.	Revise immediately before or after the table on page 92 to disclose the section criteria for the peer group.

Mr. Michael R. Clampitt

July 28, 2011

Response: Additional narrative has been added to this section in response to this comment.

The Conversion, page 89

Macon Financial’s Articles of Incorporation and Bylaws, page 105

21.	Please recast the heading to reference the anti-takeover effects of the articles and bylaws.

Response: The heading has been revised in response to this comment.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

Allowance for Loan Losses, page F-10

22.	On page F-11, we note your statement that, “[l]arge groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the bank does not separately identify individual consumer and residential loans for impairment disclosures.” However, on pages F-19 and F-20, we note the tabular presentation that displays one-to four- family residential loans individually evaluated for impairment. We further note on page 42 that you have reported a specific allowance for one-to four- family residential loans. Please clarify by revising any inconsistent disclosures.

Response: The statement has been revised in response to this comment.

Part II

Exhibits 5 and 8.1

23.	Please file signed and dated opinions in the next amendment.

Response: The opinions have been signed and dated in response to this comment.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings. We also acknowledge that staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any actions with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt

July 28, 2011

If you have any questions concerning this submission, please contact me at 336-271-3123 or Iain MacSween at 336-271-3192.

Sincerely,

/s/ Robert A. Singer Robert A. Singer

/fhs

Enclosure

cc:	Roger D. Plemens, President and Chief Executive Officer, Macon Financial Corp.